UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

FILM ROMAN, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

317234102

(CUSIP Number)

with a copy to:

IDT Media, Inc. Digital Production Solutions, Inc. c/o IDT Corporation 520 Broad Street Newark, NJ 07102 Tel.: (973) 438-1000	McDermott, Will & Emery 50 Rockefeller Plaza New York, NY 10020 Attn: Mark Selinger, Esq. Tel. (212) 547-5400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 317234102

1	NAME OF REPORTING PERSON Digital Production Solutions, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 56-2330342

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 16,009,712 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 16,009,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,009,712

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.11%

14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 317234102

1	NAME OF REPORTING PERSON IDT Media, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 22-3696913

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 21,140,533 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 21,140,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,140,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.98%

14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 317234102

1	NAME OF REPORTING PERSON IDT Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 22-3415036

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 21,140,533 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 21,140,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,140,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.98%

14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 317234102

1	NAME OF REPORTING PERSON Howard S. Jonas I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Unites States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 21,140,533 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 21,140,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,140,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.98%

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on May 22, 2003, as amended on September 30, 2003 (the “Schedule 13D”). This Amendment relates to the common stock, par value $0.01 per share (the “Common Stock”), of Film Roman, Inc., a Delaware corporation (“Film Roman” or the “Issuer”), having its principal executive offices at 12020 Chandler Blvd., North Hollywood, CA 91607. This Amendment (i) amends and restates the text of Item 2 of the Schedule 13D, (ii) supplements to the text of Item 3 and Item 4 of the Schedule 13D, (iii) amends and restates the text of Item 5 of the Schedule 13D, and (iv) supplements to the text of Item 6 and Item 7 of the Schedule 13D.

Item 2. Identity and Background

(a), (b), (c) and (f)

This Amendment is being filed jointly by Digital Production Solutions, Inc., a Delaware Corporation (“DPS”), IDT Media, Inc., a Delaware Corporation (“IDT Media”), IDT Corporation, a Delaware Corporation (“IDT”), and Howard S. Jonas, an individual (collectively, the “Reporting Persons”).

IDT is a multinational communications company that provides services and products to retail and wholesale customers worldwide, including prepaid debit and rechargeable calling cards, wholesale telecommunications services and consumer phone services. IDT’s business address is 520 Broad Street, Newark, NJ 07102.

IDT Media, a subsidiary of IDT, is a holding company for IDT’s media-related holdings, including DPS. IDT Media’s business address is 520 Broad Street, Newark, NJ 07102.

DPS, a subsidiary of IDT Media, is principally engaged in the production of film and broadcast quality 3-D animation. DPS’s business address is 520 Broad Street, Newark, NJ 07102.

Howard S. Jonas is the Chairman of the Board, founder and controlling shareholder of IDT. Howard S. Jonas is a United States Citizen. The address of his principal place of business is 520 Broad Street, Newark, NJ 07102.

Set forth on Schedule I to this Amendment, and incorporated herein by reference, is the name, business address and present principal occupation or employment and citizenship of each executive officer and director of IDT, IDT Media and DPS, and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the aforementioned entities, as the case may be, for which such information is set forth.

(d) and (e)

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of such entities has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the agreements described in section 4 of this Amendment, IDT Media acquired 1,068,200 shares of Common Stock of the Issuer for an aggregate purchase price of $320,460, paid in the form of 17,566 shares of IDT Class B Common Stock.

As of the date hereof, the outstanding balance under that certain loan agreement between Film Roman and DPS dated May 22, 2003 (the “Loan Agreement”), which is incorporated in this Amendment by reference to the Schedule 13D, is $500,000. The outstanding balance under the Loan Agreement is convertible, in DPS’s sole discretion, into 5,555,555 newly issued shares of Common Stock of the Issuer. The source of funds provided by DPS to Film Roman under the Loan Agreement is working capital.

Item 4. Purpose of Transaction

The following transactions are reflected in this Amendment:

(i) On October 15, 2003, IDT Media acquired 187,900 shares of Common Stock of the Issuer pursuant to a Stock Purchase Agreement dated October 8, 2003, between James A. McNamara, Lana McNamara, IDT Media and IDT (the “ McNamara Stock Purchase Agreement”). A copy of the McNamara Stock Purchase Agreement is filed as Exhibit 1 hereto and is incorporated in this Item 4 by reference. The purchase price for the shares was $56,370, paid in the form of 3,116 shares of IDT Class B Common Stock.

(ii) On October 30, 2003 IDT Media acquired 627,800 shares of Common Stock of the Issuer pursuant to a Stock Purchase Agreement dated October 17, 2003, between Lagunitas Partners, LP, Gruber & McBaine International, J. Patterson McBaine, IDT Media and IDT (the “McBaine Stock Purchase Agreement”). A copy of the McBaine Stock Purchase Agreement is filed as Exhibit 2 hereto and is incorporated in this Item 4 by reference. The purchase price for the shares was $188,340, paid in the form of 10,265 shares of IDT Class B Common Stock.

(iii) On November 4, 2003, IDT Media acquired 252,500 shares of Common Stock of the Issuer pursuant to a Stock Purchase Agreement dated October 13, 2003, between Barry E. Silbert, IDT Media and IDT (the “Silbert Stock Purchase Agreement”). A copy of the Silbert Stock Purchase Agreement is filed as Exhibit 3 hereto and is incorporated in this Item 4 by reference. The purchase price for the shares was $75,750, paid in the form of 4,185 shares of IDT Class B Common Stock.

(iv) As of the date hereof, the outstanding balance under the Loan Agreement is $500,000, convertible, in DPS’s sole discretion, into 5,555,555 newly issued shares of Common Stock of the Issuer.

IDT Media acquired the additional shares of Common Stock of the Issuer to increase its controlling interest in the Issuer.

Each of the Reporting Persons intends to continuously review its investment in the Issuer, and may in the future determine, either alone or as part of a group (i) to acquire additional securities of Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, Issuer’s business and prospects, other developments concerning Issuer and its business generally, other business opportunities available to the Reporting Persons, developments with respect to the business of DPS and IDT Media, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) DPS directly beneficially owns 10,454,157 shares of the Issuer’s Common Stock. In addition, DPS is entitled under the Loan Agreement to convert the outstanding balance of $500,000 into 5,555,555 newly issued shares of the Issuer’s Common Stock. Accordingly, DPS may be deemed the direct beneficial owner of 16,009,712 shares of the Issuer’s Common Stock, representing 65.11% of its outstanding Common Stock.1

IDT Media directly beneficially owns 5,130,821 shares of Issuer’s Common Stock. In addition, IDT Media is the majority shareholder of DPS, and as such may be deemed the indirect beneficial owner of 16,009,712 shares of the Issuer’s common stock, and the owner of 21,140,533 shares of the Issuer’s Common Stock in total, representing 85.98% of the Issuer’s outstanding Common Stock.

IDT does not directly own any shares of Issuer. IDT is the majority shareholder of IDT Media, and as such may be deemed the indirect beneficial owner of 21,140,533 shares of the Issuer’s Common Stock representing 85.98% shares of its outstanding Common Stock.

1 The percentages listed in this Item 5 are based on the Issuer having a total of 24,587,402 shares of Common Stock outstanding after the conversion of the outstanding balance under the Loan Agreement into 5,555,555 newly issued shares of Common Stock of the Issuer.

Howard S. Jonas does not directly own any shares of Issuer. As of October 24, 2003, Mr. Jonas beneficially owned 9,816,988 shares of Class A Common Stock of IDT, 6150,156 shares of Class B Common Stock of IDT and 1,826,182 shares of Common Stock of IDT, representing approximately 56.3% of the combined voting power of IDT. Mr. Jonas may be deemed the indirect beneficial owner of 21,140,533 shares of the Issuer’s Common Stock representing 85.98% of its outstanding Common Stock.

(b) IDT Media has the power to vote and dispose of 5,130,821 shares of the Issuer’s Common Stock. In addition, by virtue of its ownership of a majority of the outstanding shares of DPS, IDT Media may be deemed to share with DPS the power to vote and dispose of 16,009,712 shares of the Issuer’s Common Stock and to have the power to vote and dispose of a total of 21,140,533 shares of the Issuer’s Common Stock.

By virtue of its ownership of a majority of the outstanding shares of IDT Media, IDT may be deemed to share with IDT Media the power to vote and dispose of 21,140,533 shares of the Issuer’s Common Stock.

By virtue of his ownership of shares of IDT representing approximately 56.3% of the combined voting power of IDT, Howard Jonas has the power to control the election of directors to IDT’s board of directors, and therefore he may be deemed to share with IDT the power to vote and dispose of 21,140,533 shares of the Issuer’s Common Stock.

(c) Except as described in this Amendment and in the Schedule 13D, no transactions in the Common Stock of the Issuer have been effected by the Reporting Persons, nor to the best knowledge of the Reporting Persons, by the persons listed on Schedule 1 to this Amendment, during the last 60 days.

(d) Not applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in Item 4 of this Amendment are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Stock Purchase Agreement dated October 8, 2003, between James A. McNamara, Lana McNamara, IDT Media and IDT.

Exhibit 2	Stock Purchase Agreement dated October 17, 2003, between Lagunitas Partners, LP, Gruber & McBaine International, J. Patterson McBaine, IDT Media and IDT.

Exhibit 3	Stock Purchase Agreement dated October 13, 2003, between Barry E. Silbert, IDT Media and IDT.

Exhibit 4	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: November 10, 2003

DIGITAL PRODUCTION SOLUTIONS, INC.

By:	/s/ Morris Berger
Name:	Morris Berger
Title:	President

IDT MEDIA, INC.

By:	/s/ Mitchell Burg
Name:	Mitchell Burg
Title:	Chief Executive Officer

IDT CORPORATION

By:	/s/ Stephen R. Brown
Name:	Stephen R. Brown
Title:	Chief Financial Officer

/s/ Howard S. Jonas
Howard S. Jonas

SCHEDULE I

Additional Information Concerning the Reporting Persons

Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of IDT. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with IDT. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address
Howard S. Jonas	Chairman of the Board and Director	Chairman of the Board	c/o IDT 520 Broad Street Newark, NJ 07102

James A. Courter	Chief Executive Officer, Vice Chairman of the Board and Director	Chief Executive Officer, Vice Chairman of the Board and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Ira A. Greenstein	President	President	c/o IDT 520 Broad Street Newark, NJ 07102

Stephen R. Brown	Chief Financial Officer, Treasurer and Director	Chief Financial Officer, Treasurer and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Marcelo Fischer	Chief Accounting Officer and Controller	Chief Accounting Officer and Controller	c/o IDT 520 Broad Street Newark, NJ 07102

Joyce J. Mason	Senior Vice President, General Counsel, Secretary and Director	Senior Vice President, General Counsel, Secretary and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Marc E. Knoller	Senior Vice President and Director	President and Chief Operating Officer of IDT Media, Inc.	c/o IDT 520 Broad Street Newark, NJ 07102

Moshe Kaganoff	Executive Vice President of Strategic Planning and Director	Executive Vice President of Strategic Planning	c/o IDT 520 Broad Street Newark, NJ 07102

Geoffrey Rochwarger	Executive Vice President of Telecommunications	Executive Vice President of Telecommunications	c/o IDT 520 Broad Street Newark, NJ 07102

Morris Lichtenstein	Executive Vice President of Business Development	Executive Vice President of Business Development	c/o IDT 520 Broad Street Newark, NJ 07102

E. Brian Finkelstein	Executive Vice President of Business Development	Executive Vice President of Business Development	c/o IDT 520 Broad Street Newark, NJ 07102

Jonathan Levy	Executive Vice President of Corporate Development	Executive Vice President of Corporate Development	c/o IDT 520 Broad Street Newark, NJ 07102

J. Warren Blaker	Director	Professor, Fairleigh Dickinson University	Fairleigh Dickinson University Teaneck-Hackensack Campus 1000 River Road Teaneck, NJ 07666

Rudy Boschwitz	Director	Chairman of the Advisory Committee of the Center for Global Food Issues, Former U.S. Senator	Center for Global Food Issues P.O. Box 202 Churchville, VA 24421 - 0202

Saul Fenster	Director	President Emeritus of the New Jersey Institute of Technology	New Jersey Institute of Institute of Technology; University Heights; 323 Martin Luther King Blvd.; Newark, NJ 07102

Jack F. Kemp	Director	Former U.S. Congressman and former Secretary of Housing and Urban Development	c/o IDT 520 Broad Street Newark, NJ 07102

Michael J. Levitt	Director	Chairman of Stone Tower Capital LLC	c/o IDT 520 Broad Street Newark, NJ 07102

William A. Owens	Director	Vice Chairman of the Board and Co-Chief Executive Officer of Teledisc LLC and former Vice Chairman of the Joint Chiefs of Staff	Teledesic LLC 1445 120th NE Bellevue, WA 98005

William F. Weld	Director	Principal, Leeds Weld & Co. and former Governor of Massachusetts	Leeds, Weld & Co. 660 Madison Avenue New York, NY 10021

James S. Gilmore III	Director	Partner, Kelley Drye & Warren LLP and former Governor of Virginia	Kelley Drye & Warren LLP 1200 19th Street, N.W., Suite 500 Washington, DC 20036

Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of IDT Media. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address
Howard S. Jonas	Co-Chairman of the Board	Chairman of the Board of IDT	c/o IDT 520 Broad Street Newark, NJ 07102

Stephen R. Brown	Co-Chairman of the Board and Treasurer	Chief Financial Officer, Treasurer and Director of IDT	c/o IDT 520 Broad Street Newark, NJ 07102

James A. Courter	Vice Chairman of the Board and Director	Vice Chairman of the Board and Chief Executive Officer of IDT	c/o IDT 520 Broad Street Newark, NJ 07102

Mitchell Burg	Chief Executive Officer and Director	Chief Executive Officer and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Jonathan Reich	Director	President of Worldwide Sales and Marketing of Net2Phone, Inc.	c/o IDT 520 Broad Street Newark, NJ 07102

Mark E. Knoller	President and Chief Operation Officer	President and Chief Operation Officer. Director of IDT	c/o IDT 520 Broad Street Newark, NJ 07102

Jerrold Rapaport	Executive Vice President, Strategic Planning and Secretary	Executive Vice President, Strategic Planning	c/o IDT 520 Broad Street Newark, NJ 07102

Larry Wiseman	Executive Vice President Business Development	Executive Vice President Business Development	c/o IDT 520 Broad Street Newark, NJ 07102

Morris Berger	Executive Vice President of Animation Division	Executive Vice President, Marketing	c/o IDT 520 Broad Street Newark, NJ 07102

Trang Nguyen	Chief Operating Officer of Talk America	Chief Operating Officer of Talk America	c/o IDT 520 Broad Street Newark, NJ 07102

Rev. Eric Cosentino	Director	Rector of the Episcopal Church of the Devine Love in Montrose, New York	Episcopal Church of Divine Love 80 Sunset Road Montrose, NY 10548

Rabbi Irwin Katsof	Director	Executive Director of the Jerusalem Fund of Aish HaTorah	The Jerusalem Fund of Aish HaTorah 156 West 56th Street Suite 1201 New York, NY 10019

Roberto Muller	Director	President and Chief Executive Officer of the Muller Sports Group. Prior president of Reebok International. Founder of PONY Sports & Leisure	The Muller Sports Group 16 School Street Rye, NY 10580

Harvey Schiller	Director	President & CEO Assante U.S. Former VP, Sports Programming, Turner Broadcasting System. Former President of Turner Sports, Inc., a division of Time Warner.	Assante U.S. 280 Park Avenue, East Building, 5th Floor New York, NY 10017

Merv Adelson	Director	Director on the Board of Avalon Digital Marketing Systems, Inc. and co-founder of Lorimar Telepictures	24154 Malibu Road Los Angeles, CA 90065

Pete Wilson	Director	Visiting Fellow at the Hoover Institution. Former Governor of California. Former United States Senator. Former Mayor of San Diego.	c/o IDT 520 Broad Street Newark, NJ 07102

Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of DPS. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address
Morris Berger	President	Executive Vice President of Animation Division, IDT Media, Inc.	c/o IDT 520 Broad Street Newark, NJ 07102

Yehuda Wurtzel	Chief Executive Officer	Chief Executive Officer	c/o IDT 520 Broad Street Newark, NJ 07102

Stephen Brown	Secretary and Treasurer	Chief Financial Officer, Treasurer and Director of IDT	c/o IDT 520 Broad Street Newark, NJ 07102